NEWS RELEASE

EMX Royalty Announces Q3 2024 Results; Expects to Exceed 2024 Adjusted Royalty Revenue Guidance

Vancouver, British Columbia, November 7, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the three and nine months ended September 30, 2024 (in U.S. dollars unless otherwise noted).

In Q3 2024, EMX continued on a strong uptrend due to robust royalty production and strong metal prices. Strong performance during the quarter was marked from Caserones, Gediktepe, and Leeville. EMX continued to invest capital generating and acquiring royalties around the world while our partners invested significant capital to expand operations at existing mines, advance towards the development of new mines, and explore for new opportunities.

Summary of Financial Highlights for the Quarter Ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2024	2023	2024	2023

Statement of Income (Loss)
Revenue and other income[2]	$7,027	$12,925	$19,272	$19,075
General and administrative costs	(1,537)	(1,364)	(5,379)	(4,662)
Royalty generation and project evaluation costs, net	(3,090)	(3,505)	(8,931)	(8,527)
Net income (loss)	$1,194	$2,441	$(5,055)	$(6,007)

Statement of Cash Flows
Cash flows from operating activities	$(187)	$7,122	$326	$2,787

Non-IFRS Financial Measures[1,2]
Adjusted revenue and other income	$9,660	$14,527	$26,711	$26,108
Adjusted royalty revenue	$8,817	$12,744	$24,310	$21,951
GEOs sold	3,560	6,608	10,607	11,358
Adjusted cash flows from operating activities	$1,760	$8,863	$5,762	$7,880
Adjusted EBITDA	$5,071	$10,168	$12,933	$13,390

Strong Revenue Growth

• Excluding $6,676,000 in catch-up payments received in Q3 2023 related to the Timok royalty, adjusted revenue and other income[1] increased by 23%[3] and adjusted royalty revenue[1] increased by 45%[3] compared to Q3 2023.

Development of Flagship Assets

• Significant investment by Zijin Mining Group at Timok through continued development of upper and lower zones

• Increased exploration activity by Zijin Mining Group and Lundin Mining within EMX's existing royalty footprints.

Exceeding Adjusted Royalty Revenue[1] Guidance • The Company expects to exceed its 2024 adjusted royalty revenue[1] guidance range of $22,000,000 to $27,500,000.	Other Q3 2024 Highlights • Excluding catch-up payments received in Q3 2023, adjusted EBITDA[1] increased 45%[3] compared to Q3 2023. • Working capital of $41,825,000 as at September 30, 2024.

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1 Refer to the "Non-IFRS financial measures" section below and on page 29 of the Q3 2024 MD&A for more information on each non-IFRS financial measure.

2 Included in Q3 2023 and Q3 YTD 2023 was $6,676,000 (3,462 GEOs sold) and $4,783,000 (2,480 GEOs sold) respectively, in catch-up payments from the Timok royalty that relate to prior periods (2021 - $1,587,000, 2022 - $3,196,000, Q2 YTD 2023 - $1,893,000)

3 Excluding $6,676,000 in catch-up payments received in Q3 2023 from the Timok royalty that relate to prior periods (2021 - $1,587,000, 2022 - $3,196,000, Q2 YTD 2023 - $1,893,000)

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Outlook

The Company previously announced 2024 guidance of GEOs sales of 11,000 to 14,000, adjusted royalty revenue of $22,000,000 to $27,500,000 and option and other property income of $2,000,000 to $3,000,000. The Company is currently on pace to achieve the upper end of its annual guidance for GEOs sold, and exceed adjusted royalty revenue, while aiming for the lower end of our option and other property income guidance.

The Company is excited about the prospect for continued growth in the portfolio for 2024 and the coming years. The driver for near and long term growth in cash flow will come from the large deposits at Caserones in Chile and Timok in Serbia. At Caserones, Lundin has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. continues to increase its production rates in the upper zone copper-gold deposit while developing the lower zone, which we believe will be one of the more important block cave development projects in the world. Zijin also highlighted a recently discovered exploration target south of the Cukaru Peki mine and within EMX's royalty footprint. Analysis of recent satellite imagery over the Brestovac license, which contains the Cukaru Peki Mine and is covered by EMX's royalty, shows substantial development of new drill pads with numerous drill rigs visible in the images in the southeast corner of the license.

In terms of other producing royalty assets, the Company expects Gediktepe, Leeville, and Gold Bar South to mirror what occurred in 2023. In Türkiye, Gediktepe continues to perform well and is ahead of its production forecast for 2024 (as of the end of Q3) and production rates at Balya North continued to increase in Q3. New and compelling exploration results were announced at the Viscaria copper-iron-silver development project in Q3 and the new owner/operator of Gediktepe highlighted potential for additional oxide gold and polymetallic sulfide mineralization beyond the currently defined resources.  We are also excited about the advancement of Diablillos in Argentina by AbraSilver Resource Corp. where the company continues to expand the mineral resource. These developments are all examples of the remarkable optionality that exists through EMX's global royalty portfolio.

EMX believes it is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties heading into 2025. As the Company continues to generate revenues from its producing royalty assets and from other option, advance royalty and pre-production payments across its global asset portfolio, various opportunities for capital redeployment will be evaluated. Such opportunities may include the direct acquisition of royalties, continued organic generation of royalties through partner funded projects, purchase of strategic investments, share buybacks through the Normal Course Issuer Bid or debt repayment. Through the astute allocation of capital, EMX will seek to build upon its recent years of success and continue creating value for shareholders into the future.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

Third Quarter Results for 2024

In Q3 2024, the Company recognized $9,660,000 and $8,817,000 in adjusted revenue and other income4 and adjusted royalty revenue4, respectively, which represented a 23%5 and 45%5 increase, respectively, compared to Q3 2023. The increase is largely due to a 72% increase in royalty revenue from Gediktepe and a 44% increase in royalty revenue from Leeville when compared to Q3 2023.

The following table is a summary of GEOs4 sold and adjusted royalty revenue4 for the three months ended September 30, 2024 and 2023:

	2024		2023
	GEOs Sold	Revenue (in thousands)	GEOs Sold	Revenue (in thousands)

Caserones	1,063	$2,633	831	$1,602
Timok[6]	499	1,236	3,987	7,689
Gediktepe	1,354	3,353	1,014	1,955
Leeville	449	1,112	401	773
Balya	139	344	295	568
Gold Bar South	42	104	31	59
Advanced royalty payments	14	35	51	98
Adjusted royalty revenue	3,560	$8,817	6,608	$12,744

Included in the quarterly revenue for Caserones was a true up of $412,500 (Q3 2023 - $111,000) due to a higher than expected revenue in the prior quarter. The true up in the current period was mainly driven by positive provisional pricing adjustments on prior period concentrate sales, higher than estimated sales and higher than estimate realized copper prices.

The following table is a summary of GEOs1 sold and adjusted royalty revenue1 for the nine months ended September 30, 2024 and 2023:

	2024		2023
	GEOs Sold	Revenue (in thousands)	GEOs Sold	Revenue (in thousands)

Caserones	3,232	$7,439	3,630	$7,033
Timok[6]	1,789	4,089	3,987	7,689
Gediktepe	3,569	8,149	2,098	4,056
Leeville	1,374	3,163	1,019	1,971
Balya	367	852	380	730
Gold Bar South	150	346	98	193
Advanced royalty payments	127	272	145	279
Adjusted royalty revenue	10,607	$24,310	11,358	$21,951

Net royalty generation and project evaluation costs decreased from $3,505,000 in Q3 2023 to $3,090,000 in Q3 2024. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. The decrease in net royalty generation and project evaluation costs was predominately attributable to the timing of the 2024 and 2023 annual share-based compensation grants. The 2024 annual grant occurred in Q2 2024 while the 2023 grant occurred in Q3 2023. This timing difference generated a $472,000 decrease in costs when compared to Q3 2023.

Not inclusive of the net royalty generation and project evaluation cost, EMX earned $345,000 in royalty generation revenue in Q3 2024 (Q3 2023 - $1,507,000).

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4 Refer to the "Non-IFRS financial measures" section below and on page 29 of the Q3 2024 MD&A for more information on each non-IFRS financial measure.

5 Excluding $6,676,000 in catch-up payments in Q3 2023 from the Timok royalty that relate to prior periods.

6 Included in Q3 2023 and Q3 YTD 2023 was $6,676,000 (3,462 GEOs sold) and $4,783,000 (2,480 GEOs sold), respectively, in catch-up payments from the Timok royalty that relate to prior periods (2021 - $1,587,000, 2022 - $3,196,000, Q2 YTD 2023 - $1,893,000)

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Third Quarter Corporate Updates

Appointment of Stefan Wenger as Chief Financial Officer

During the three months ended September 30, 2024, the Company announced the appointment of Mr. Stefan L. Wenger as Chief Financial Officer effective October 1, 2024. Mr. Wenger was previously the Chief Financial Officer and Treasurer of Royal Gold, Inc., one of the mining industry's leading royalty companies, from 2006 to 2018.

Credit Agreement with Franco-Nevada Corporation

In August 2024, the Company entered into a $35,000,000 credit agreement with Franco Nevada Corporation with a maturity date of July 1, 2029. Upon closing, the Company used the proceeds of the loan to repay the outstanding balance of the Sprott Credit Facility and for general working capital purposes.

Normal Course Issuer Bid

During Q3 2024 the Company repurchased and returned to treasury 692,189 common shares at a cost of $1,223,000. The Company then cancelled, pursuant to the Company's Normal Course Issuer Bid, 684,253 common shares. Subsequent to period end, the Company repurchased 2,156,754 shares for a total cost of $3,322,000.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America, except for Caserones. Consulting Chief Mining Engineer Mark S. Ramirez, SME Registered Member #04039495, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure with respect to the Caserones Mine. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Türkiye and Australia.

Shareholder Information - The Company's filings for the year are available on SEDAR+ at www.sedarplus.ca, on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

Forward-Looking Statements

This news release may contain "forward looking information" or "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding the future price of copper, gold and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, the Company's growth strategy and expectations regarding the guidance for 2024 and future outlook, including revenue and GEO estimates, refinancing outstanding debt and the timing thereof, the acquisition of additional royalty interests and partnerships, the purchase of securities pursuant to the Company's NCIB or other statements that are not statements of fact. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including disruption to production at any of the mineral properties in which the Company has a royalty, or other interest; estimated capital costs, operating costs, production and economic returns; estimated metal pricing (including the estimates from the CIBC Global Mining Group's Consensus Commodity Price Forecasts published on January 2, 2024), metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates; the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost; assumptions that all necessary permits and governmental approvals will remain in effect or be obtained as required to operate, develop or explore the various properties in which the Company holds an interest; and the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to maintain or receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, copper, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the Company's MD&A for the quarter ended September 30, 2024, and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

Future-Oriented Financial Information

This news release may contain future-oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled "2024 Guidance", "Outlook" and "Forward-Looking Statements" and assumptions with respect to the future metal prices, the estimation of mineral reserves and resources, realization of mineral reserve estimates and the timing and amount of estimated future production. Management does not have, or may not have had at the relevant date, or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this news release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company's royalty partners. The FOFI or financial outlook contained in this news release do not purport to present the Company's financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this news release should not be relied on as necessarily indicative of future results.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

Non-IFRS Financial Measures

The Company has included certain non-IFRS financial measures in this press release, as discussed below. EMX believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why the Company use these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	The Company believes these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	The Company believes this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Gold equivalent ounces (GEOs)	GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.	Royalty revenue	The Company uses this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, finance costs. Adjusted EBITDA adds all revenue from the Caserones Royalty less any equity income from the equity investment in SLM California (Caserones Royalty holder). Additionally, it removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; unrealized and realized gains and losses on investments; write-downs of assets; impairments or reversals of impairments; foreign exchange gains or losses; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss before income tax	The Company believes EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:

During the three months ended September 30, 2024 and 2023, the Company had the following sources of revenue and other income:

(In thousands of dollars)	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Royalty revenue	$6,184	$11,142	$16,871	$14,918
Option and other property income	310	1,409	990	3,109
Interest income	533	374	1,411	1,048
Total revenue and other income	$7,027	$12,925	$19,272	$19,075

The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2024	2023	2024	2023
Revenue and other income	$7,027	$12,925	$19,272	$19,075
SLM California royalty revenue	$6,162	$4,002	$17,409	$17,586
The Company's ownership %	42.7	40.0	42.7	40.0
The Company's share of royalty revenue	$2,633	$1,602	$7,439	$7,033
Adjusted revenue and other income	$9,660	$14,527	$26,711	$26,108

Royalty revenue	$6,184	$11,142	$16,871	$14,918
The Company's share of royalty revenue	2,633	1,602	7,439	7,033
Adjusted royalty revenue	$8,817	$12,744	$24,310	$21,951

Reconciliation of GEOs:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2024	2023	2024	2023
Adjusted royalty revenue	$8,817	$12,744	$24,310	$21,951
Average gold price per ounce	$2,477	$1,929	$2,292	$1,933
Total GEOs	3,560	6,608	10,607	11,358

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Reconciliation of Adjusted Cash Flows from Operating Activities:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2024	2023	2024	2023
Cash provided by (used in) operating activities	$(187)	$7,122	$326	$2,787
Caserones royalty distributions	1,947	1,741	5,436	5,093
Adjusted cash flows from operating activities	$1,760	$8,863	$5,762	$7,880

Reconciliation of EBITDA and Adjusted EBITDA:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2024	2023	2024	2023
Income (loss) before income taxes	$1,226	$4,515	$(4,439)	$(2,225)
Finance expense	921	1,298	3,066	3,809
Depletion, depreciation, and direct royalty taxes	2,230	1,595	6,018	3,237
EBITDA	$4,377	$7,408	$4,645	$4,821

Attributable revenue from Caserones royalty	2,633	1,602	7,439	7,034
Equity income from investment in SLM California	(1,276)	(733)	(3,484)	(2,988)
Share-based payments	359	1,538	1,902	1,763
Loss (gain) on revaluation of investments	(1,778)	160	(3,004)	869
Loss (gain) on sale of marketable securities	307	(39)	2,253	420
Foreign exchange (gain) loss	(51)	401	204	1,366
Loss (gain) on revaluation of derivative liabilities	(283)	(336)	(176)	62
Loss on revaluation of receivables	-	124	-	-
Other losses	-	-	2,326	-
Loss on debt settlement	783	-	783	-
Impairment charges	-	43	45	43
Adjusted EBITDA	$5,071	$10,168	$12,933	$13,390

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8